UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Amendment #1

Under the Securities Exchange Act of 1934

Cloud Peak Energy Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

18911Q102
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto European Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto Western Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto America Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Rio Tinto Energy America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 18911Q102	13G

1	NAMES OF REPORTING PERSONS Kennecott Management Services Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. (a)	Name of Issuer

Cloud Peak Energy Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices

505 South Gillette Avenue, Gillette, WY 82716

Item 2. (a)	Name of Person Filing

This statement is being filed by and on behalf of Rio Tinto plc (“RT PLC”), Rio Tinto European Holdings Limited (“RTEH”), Rio Tinto Western Holdings Limited (“RTWH”), Rio Tinto America Holdings Inc. (“RTAH INC”), Rio Tinto America Inc. (“RTA”), Rio Tinto Energy America Inc. (“RTEA”), and Kennecott Management Services Company (“KMSC” and, together with RT PLC, RTEH, RTWH, RTAH INC, RTA and RTEA, the “Reporting Persons”).

RT PLC is the sole stockholder and parent of RTEH.  RTEH is the sole stockholder and parent of RTWH.  RTWH is the sole stockholder and parent of RTAH INC.  RTAH INC is the sole stockholder and parent of RTA.  RTA is the sole stockholder and parent of RTEA and KMSC.

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The business address of each of the Reporting Persons are as follows:

RT PLC:

2 Eastbourne Terrace
London, W2 6LG
United Kingdom

RTEH:

2 Eastbourne Terrace
London, W2 6LG
United Kingdom

RTWH:

2 Eastbourne Terrace
London, W2 6LG
United Kingdom

RTAH INC:

4700 Daybreak Parkway
                South Jordan, Utah 84095

RTA:

4700 Daybreak Parkway
                South Jordan, Utah 84095

RTEA:

4700 Daybreak Parkway
                South Jordan, Utah 84095

KMSC:

                4700 Daybreak Parkway
                South Jordan, Utah 84095

Item 2. (c)	Citizenship

RT PLC is a public limited company incorporated under the laws of England and Wales.  RTEH is a private limited company incorporated under the laws of England and Wales.  RTWH is a private limited company incorporated under the laws of England and Wales.  RTAH INC is a Delaware corporation.  RTA is a Delaware corporation.  RTEA is a Delaware corporation.  KMSC is a Delaware corporation.

Item 2. (d)	Title of Class of Securities

Common Stock, par value $0.01 per share.

Item 2. (e)	CUSIP Number

18911Q102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

The information in items 1 and 5 through 11 on the cover pages on this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

RIO TINTO PLC

By:	/s/ Ben J. S. Mathews
	Name:	Ben J. S. Mathews
	Title:	Company Secretary

RIO TINTO EUROPEAN HOLDINGS LIMITED

By:	/s/ Ben J. S. Mathews
	Name:	Ben J. S. Mathews
	Title:	Director

RIO TINTO WESTERN HOLDINGS LIMITED

By:	/s/ Ben J. S. Mathews
	Name:	Ben J. S. Mathews
	Title:	Director

RIO TINTO AMERICA HOLDINGS INC.

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

RIO TINTO AMERICA INC.

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

RIO TINTO ENERGY AMERICA INC.

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

KENNECOTT MANAGEMENT SERVICES COMPANY

By:	/s/ Shannon S. Crompton
	Name:	Shannon S. Crompton
	Title:	Secretary

EXHIBIT INDEX

Exhibit 1       Joint Filing Agreement dated as of February 5, 2010 (incorporated by reference to Exhibit A to Schedule 13G (File No. 005-85159) filed on February 5, 2010).